# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: One World Trade Center, New York, New York (NY), 10007
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001522763

## Reporting persons
- Accel XI L.P. ("A11"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,566,428; shared voting power 0; sole dispositive power 8,566,428; shared dispositive power 0; aggregate amount beneficially owned 8,566,428 (4.1% of the class)
  Comment: Note to Row 5: 8,566,428 shares, all of which are directly owned by A11. Accel XI Associates L.L.C. ("A11A"), the general partner of A11, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 8,566,428 shares, all of which are directly owned by A11. A11A, the general partner of A11, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Class A common stock ("Common Stock") outstanding as of August 8, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on August 12, 2025 (the "Form 10-Q").
- Accel XI Strategic Partners L.P. ("A11SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 643,620; shared voting power 0; sole dispositive power 643,620; shared dispositive power 0; aggregate amount beneficially owned 643,620 (0.3% of the class)
  Comment: Note to Row 5: 643,620 shares, all of which are directly owned by A11SP. A11A, the general partner of A11SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 643,620 shares, all of which are directly owned by A11SP. A11A, the general partner of A11SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.
- Accel XI Associates L.L.C. ("A11A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,210,048; shared voting power 0; sole dispositive power 9,210,048; shared dispositive power 0; aggregate amount beneficially owned 9,210,048 (4.4% of the class)
  Comment: Note to Row 5: 9,210,048 shares, of which 8,566,428 are directly owned by A11, and 643,620 are directly owned by A11SP. A11A, the general partner of each of A11 and A11SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 9,210,048 shares, of which 8,566,428 are directly owned by A11, and 643,620 are directly owned by A11SP. A11A, the general partner of each of A11 and A11SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.
- Accel Investors (2013) L.L.C. ("AI13"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 909,772; shared voting power 0; sole dispositive power 909,772; shared dispositive power 0; aggregate amount beneficially owned 909,772 (0.4% of the class)
  Comment: Note to Row 5: 909,772 shares, all of which are directly owned by AI13.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 909,772 shares, all of which are directly owned by AI13.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.
- Accel XIV L.P. ("A14"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 191,365; shared voting power 0; sole dispositive power 191,365; shared dispositive power 0; aggregate amount beneficially owned 191,365 (0.1% of the class)
  Comment: Note to Row 5: 191,365 shares, all of which are directly owned by A14. Accel XIV Associates L.L.C. ("A14A"), the general partner of A14, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 191,365 shares, all of which are directly owned by A14. A14A, the general partner of A14, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.
- Accel XIV Strategic Partners L.P. ("A14SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,766; shared voting power 0; sole dispositive power 7,766; shared dispositive power 0; aggregate amount beneficially owned 7,766 (0% of the class)
  Comment: Note to Row 5: 7,766 shares, all of which are directly owned by A14SP. A14A, the general partner of A14SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 7,766 shares, all of which are directly owned by A14SP. A14A, the general partner of A14SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.
- Accel XIV Associates L.L.C. ("A14A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 199,131; shared voting power 0; sole dispositive power 199,131; shared dispositive power 0; aggregate amount beneficially owned 199,131 (0.1% of the class)
  Comment: Note to Row 5: 199,131 shares, of which 191,365 are directly owned by A14 and 7,766 are directly owned by A14SP. A14A, the general partner of each of A14 and A14SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 199,131 shares, of which 191,365 are directly owned by A14 and 7,766 are directly owned by A14SP. A14A, the general partner of each of A14 and A14SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.
- Accel XIV Investors (2019) L.L.C. ("AI19"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,215; shared voting power 0; sole dispositive power 10,215; shared dispositive power 0; aggregate amount beneficially owned 10,215 (0% of the class)
  Comment: Note to Row 5: 10,215 shares, all of which are directly owned by AI19.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 10,215 shares, all of which are directly owned by AI19.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 209,836,558 shares of Common Stock outstanding as of August 8, 2025, as set forth in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: One World Trade Center New York, NY, 10007

## Item 2. Person Filing
Name of person filing:
This joint Schedule 13G is being filed by Accel XI L.P. ("A11"), Accel XI Strategic Partners L.P. ("A11SP"), Accel XI Associates L.L.C. ("A11A"), Accel Investors (2013) L.L.C. ("AI13"), Accel XIV L.P. ("A14"), Accel XIV Strategic Partners L.P. ("A14SP"), Accel XIV Associates L.L.C. ("A14A") and Accel XIV Investors (2019) L.L.C. ("AI19"). The foregoing entities are collectively referred to as the "Reporting Persons."

A11A, the general partner of each of A11 and A11SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by each of A11 and A11SP. A14A, the general partner of each of A14 and A14SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by each of A14 and A14SP.
Address of principal business office or, if none, residence:
Accel
500 University Avenue
Palo Alto, CA 94301
Citizenship: A11, A11SP, A14, and A14SP are Delaware limited partnerships. A11A, AI13, A14A, and AI19 are Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of A11, A11SP, A14, and A14SP, and the limited liability company agreements of A11A, AI13, A14A, and AI19, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Accel XI L.P. ("A11"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XI Strategic Partners L.P. ("A11SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XI Associates L.L.C. ("A11A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel Investors (2013) L.L.C. ("AI13"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV L.P. ("A14"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV Strategic Partners L.P. ("A14SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV Associates L.L.C. ("A14A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV Investors (2019) L.L.C. ("AI19"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.